AM 3.25.04

CM 3-23

04003116

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMAC Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 West 80th Street, Suite 996
(No. and Street)

Bloomington (City) MN (State) 55431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sanwald 215-682-1585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lasko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMAC Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARE N. DENDOOVEN
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMAC Investment Services, Inc.

Statement of Financial Condition
December 31, 2003

MAR 03 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Auditors

To the Board of Directors and Stockholders
of GMAC Investment Services, Inc:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of GMAC Investment Services, Inc. ("the Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of GMAC Residential Holding Corp., which is a wholly-owned subsidiary of GMAC Mortgage Group, Inc. As disclosed in Note 8 to the Statement of Financial Condition, the Company has extensive transactions with certain affiliated companies. The financial position of the Company is not indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

February 24, 2004

GMAC Investment Services, Inc.
Statement of Financial Condition
December 31, 2003
(Dollars in thousands, except for par value amounts)

Assets

Cash	$	1,023
Accounts receivable- affiliate		43
Deposits		5
Intercompany income taxes receivable		110
Property and equipment		10
Total Assets	$	1,191

Liabilities and Stockholder's Equity

LIABILITIES		
Accrued expenses	$	63
Total liabilities		63
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		-
Capital paid in excess of par value		3,500
Retained earnings deficit		(2,372)
Total stockholder's equity		1,128
Total Liabilities and Stockholder's Equity	$	1,191

See notes to statement of financial condition.

(Dollars in thousands)

1. **Organization and description of business**

GMAC Investment Services, Inc. (the "Company") is an introducing broker-dealer based in Bloomington, Minnesota. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD"). The Company neither initiated customer transactions nor conducted business with mutual fund companies or clearing broker-dealers during 2003. The Company performed management services relative to certain alliance relationships of an affiliate. In September 2003, the Company ceased providing these services and is currently exploring other long-term strategies for the Company. GMAC Residential Holding Corp., the Company's parent, has indicated that it will provide requisite financial support to ensure compliance with net capital and aggregate indebtedness covenants.

The Company was capitalized on May 13, 1999 by a $1,000 capital contribution from GMAC Residential Holding Corp. Subsequent capital contributions of $1,500 and $1,000 were made on December 22, 2000 and June 29, 2001, respectively.

The Company is a wholly-owned subsidiary of GMAC Residential Holding Corp., which is a wholly-owned subsidiary of GMAC Mortgage Group, Inc., which is a wholly-owned subsidiary of General Motors Acceptance Corporation, which is a wholly-owned subsidiary of General Motors Corporation ("GM").

2. **Significant accounting policies**

Risks and uncertainties- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period.

Cash- Cash consists of cash in banks, including an affiliate insured depository institution (See notes 8 and 9).

Accounts receivable- affiliate- Accounts receivable-affiliate consists of net amounts owed by an affiliate for management services and certain intercompany processing activities.

Deposits- Deposits consist of amounts deposited with the NASD. These deposits will be drawn down from time to time by the NASD in satisfaction of license and other Company expenses owing to the NASD.

Income Taxes- Income taxes for financial reporting purposes are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company's results of operations are included in the consolidated federal and several unitary and/or combined state income tax returns of GM. The Company provides for its taxes pursuant to a tax sharing arrangement with GM and periodically settles amounts, which are currently payable or receivable.

Property and equipment- Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the assets of between two to five years.

(Dollars in thousands)

Fair value of financial instruments- SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate fair value, whether or not such financial instruments are recognized on the balance sheet. The estimated fair values of the Company's financial instruments approximate their carrying amounts.

3. Customer transactions

As discussed in Note 1, the Company ceased providing these services and is currently exploring other long-term strategies for the Company. The Company neither initiated customer transactions nor conducted business with mutual fund companies or clearing broker-dealers during 2003.

The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." Customer securities transactions had been processed directly through various fund companies on a fully disclosed basis. The fund companies reflected all customer securities transactions on their books and recorded transactions in accounts that were carried in the names of the customers. Accordingly, the Company does not hold funds for, or owe funds to, its customers.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1. At December 31, 2003, the company had net capital of $6, which was $1 in excess of its required capital of $5.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 11.3:1.

5. Property and equipment

Property and equipment as of December 31, 2003 consist of the following:

Furniture, fixtures and equipment	$	79
Less: Accumulated depreciation		(69)
Total	$	10

(Dollars in thousands)

6. Income taxes

The following summarizes the Company's deferred tax assets and liabilities for the year ended December 31, 2003:

Assets:		
Depreciation	$	24
Total deferred tax assets	$	24
Liabilities:		
Employee benefit	$	3
Total deferred tax liabilities	$	3
Total net deferred tax (asset) / liability	$	(21)

7. Commitments and contingencies

The Company is obligated under a non-cancelable operating lease for its office. The lease expires on February 29, 2004 and is to be renewed on a monthly basis.

As discussed in Note 3, the Company's customer securities transactions had been introduced on a fully disclosed basis with various fund companies. The fund companies carried the accounts of the Company's customers and were responsible for execution and collection and payment of funds relative to these transactions. The Company minimized the risks associated with its introducing activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies.

8. Related party transactions

The Company is party to a services agreement with an affiliate, GMAC Mortgage Corporation, in which certain costs related to the Company's activities were incurred by the affiliate and charged to the Company.

The Company maintains cash with an affiliate insured depository institution. At December 31, 2003, the balance of this cash was $976.

The Company provided management services to an affiliate, GMAC Bank, in support of the affiliate's on-line joint marketing agreement.

The financial position of the Company and its results of operations are not indicative of that which would have been had the Company operated independently.

9. Subsequent event

On February 24, 2004, the Company transferred $200 of cash from an affiliate depository institution to an unaffiliated depository institution. This resulted in a $200 increase in net capital and excess net capital, as defined in SEC Rule 15c3-1, and a decrease in the ratio of aggregate indebtedness to net capital.